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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                ( Amendment No 1)

                      BLACKROCK ADVANTAGE TERM TRUST, INC.
                                      (BAT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    09247A101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 10, 1998
             (Date of Event which Requires Filing of this Statement)

 If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
             Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 6 pages)
                             There are no exhibits.


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CUSIP No. 09247A101                 SCHEDULE 13D               Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus management, Inc. d/b/a/ Karpus Investment Management
     I.D. # 16-1290558
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2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
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3.   SEC Use Only

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4.   Source of Funds

     AF
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

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6.   Citizenship or Place of Organization

     New York
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                         7.   Sole Voting Power
                              542,950 shares
                         -------------------------------------------------------
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                         -------------------------------------------------------
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              542,950 shares
                         -------------------------------------------------------
     With
                         10.  Shared Dispositive Power


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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     542,950 shares
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12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

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13.  Percent of Class Represented by Amount in Row 11
     5.71%

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14.  Type of Reporting Person
     IA
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ITEM 1    Security and Issuer
          Common Stock
          Blackrock Advantage Term Trust, Inc.
          Blackrock Financial Management  L. P.
          345 Park Ave.
          31 St. floor
          New York,  New York  10154

ITEM 2    Identity and Background
          a) Karpus Management, Inc. d/b/a Karpus Investment Management
              ("KIM")
              George W. Karpus, President, Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
             Sophie Karpus, Director
          b) 14 Tobey Village Office park
              Pittsford, New York   14534
          c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
          d)  None of George W. Karpus, JoAnn VanDegriff, or Sophie
              Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
          e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          f) Each of the Principals is a  United States citizen.
              KIM is a New York corporation.

ITEM 3    Source and Amount of Funds or Other Considerations
          KIM, an independent investment advisor, has accumulated shares of BAT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4    Purpose of Transaction
          KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of BAT fit the investment guidelines for various Accounts. Shares have been acquired since February 8, 1995.


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ITEM 5    Interest in Securities of the Issuer
          a) As of the date of this Report, KIM owns  542,950 shares, which
             represents 5.71% of the outstanding Shares.   George W. Karpus,

             (President of KIM) presently owns 3,000 shares purchased on February 27, 1997 at a price of $8.625 per share. Karpus Investment Management Profit Sharing Plan owns 1,000 shares purchased on June 9, 1995 at a price of $8.625 per share. None of the other Principals presently owns shares.
          b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
          c) Open market purchases since February 8, 1995 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

                        Price Per                                  Price
Date        Shares      Share               Date        Shares     Per Share

      2/8/95      13,700           8           6/16/95       1,900       8.625
      2/9/95       1,300           8           6/19/95         100       8.625
      4/7/95       1,500       8.125           6/20/95       3,100       8.625
     4/17/95         500       8.125           6/21/95       2,900       8.625
     4/18/95      10,400       8.125           6/22/95       5,900       8.625
     4/19/95       2,700       8.125           6/23/95       5,200       8.625
      5/5/95       3,700       8.375           6/26/95       1,000       8.625
      5/8/95       1,200       8.375           6/27/95       6,300       8.625
      5/9/95       2,900       8.375           6/28/95       1,100       8.625
     5/11/95       1,600         8.5           6/29/95       1,300       8.625
     5/12/95       7,800         8.5           6/30/95      48,250       8.625
     5/15/95         600         8.5            7/3/95       5,300       8.625
     5/17/95        6000       8.375            7/5/95       4,200       8.625
     5/18/95       2,100       8.375            7/6/95         500       8.625
     5/19/95       2,200       8.375            7/7/95       1,800       8.625
     5/22/95       2,500       8.375           7/10/95       1,100       8.625
     5/23/95       1,500       8.375           7/11/95      14,900       8.625
     5/25/95         100         8.5           7/12/95       5,050       8.625
     5/26/95       1,600         8.5           7/13/95       7,100       8.625
     5/30/95       1,100         8.5            8/9/95       6,500       8.375
     5/31/95       5,750         8.5           8/11/95       7,000        8.25
      6/1/95       7,400         8.5           8/22/95       1,200       8.125
      6/2/95       4,800       8.625           8/23/95       1,200       8.125
      6/6/95         800       8.625           8/24/95       1,100       8.125
      6/7/95       5,150       8.625          10/26/95       1,500         8.5
      6/8/95       4,500       8.625          12/29/95       5,300       8.625
      6/9/95      13,200       8.625            1/2/96         700       8.625
     6/12/95       1,300       8.625           1/10/96       3,200       8.625
     6/13/95       5,800       8.625           1/11/96       3,500       8.625
     6/14/95       8,400       8.625           1/12/96       4,300       8.625
     6/15/95       1,600       8.625           1/15/96       1,100       8.625


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                        Price                                      Price
Date        Shares      Per Share          Date         Shares     Per Share

     1/16/96       1,700       8.625         12/30/96         300       8.625

     1/17/96         700       8.625          1/16/97       1,000         8.5
     3/12/96       6,500       8.375          1/21/97         100         8.5
     3/26/96       1,500       8.375          1/22/97       6,400         8.5
     3/27/96       9,000       8.375          1/23/97       1,500       8.625
      4/2/96       1,000        8.25          1/24/97       1,500       8.625
      4/3/96         600        8.25          1/27/97       1,000       8.625
      4/4/96      10,900        8.25          1/28/97       1,000       8.625
      4/9/96      16,700       8.125          1/29/97       1,000       8.625
     4/10/96       8,300       8.125          1/30/97       1,000        8.75
     4/30/96       4,000       8.125          3/13/97     -12,000       8.625
     5/13/96       2,000       8.125          3/18/97      -8,000       8.625
     5/14/96       5,000       8.125          3/26/97     -11,200       8.625
     5/16/96         500       8.125          3/27/97       1,000         8.5
      6/6/96        -400        8.25          3/31/97      -3,100         8.5
      6/7/96       1,000       8.125          3/31/97       3,000         8.5
     6/13/96      -2,000       8.125           4/1/97      -1,100       8.625
     6/13/96         500           8           4/2/97       1,500         8.5
     6/14/96       1,400           8           4/2/97        -700       8.625
     6/17/96       1,200           8           4/3/97      -1,000       8.625
     6/18/96       3,100           8           4/8/97       1,000         8.5
     6/19/96       1,300           8          4/10/97       2,500         8.5
     6/20/96       1,550           8          4/11/97       2,500         8.5
     6/21/96       3,800           8          4/15/97      -2,200       8.625
     6/24/96       2,500           8          4/16/97        -900       8.625
     6/25/96       1,100           8          4/17/97        -900         8.5
     6/26/96       3,200           8          4/21/97        -400       8.625
     6/27/96         200           8          4/23/97       2,000         8.5
      7/5/96      19,600           8          4/24/97        -200       8.625
      7/8/96       1,200           8          4/25/97        -300       8.625
     7/19/96       2,500       8.125          4/29/97        -900       8.625
     7/23/96       1,000           8          4/30/97        -400       8.625
      8/2/96       2,500        8.25           5/1/97        -500       8.625
      8/8/96       2,500        8.25           5/2/97        -300       8.625
      8/9/96       4,500        8.25           5/5/97      -2,300       8.625
     8/13/96      19,500        8.25           5/6/97      -1,600       8.625
     9/13/96       2,000        8.25           5/9/97      -1,800       8.625
     9/17/96       1,100        8.25          5/12/97        -200       8.625
     9/18/96      61,600        8.25          5/13/97      -1,200       8.625
     9/19/96      10,000        8.25          5/14/97        -550       8.625
    10/31/96      -5,000         8.5          5/16/97      -1,300       8.625
    11/13/96      -3,000       8.625          5/19/97        -200       8.625
    11/27/96         100       8.625          5/21/97        -500       8.625
    11/29/96       1,800       8.625          5/27/97      -2,000       8.625
     12/2/96       1,100       8.625          5/28/97        -300       8.625
    12/11/96       4,000         8.5          5/29/97        -600       8.625


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                        Price                                    Price
Date        Shares      Per Share         Date        Shares     Per Share

     5/30/97      -1,100       8.625         10/20/97        -500      9.0625
      6/2/97        -100       8.625          12/4/97       2,000       9.375

      6/3/97      -5,800       8.625         12/11/97         200      9.4375
      6/9/97      -3,000       8.625         12/12/97       4,200      9.3125
     6/19/97      -2,000       8.875         12/15/97       6,800      9.3125
     6/25/97      -5,000       8.875         12/16/97       6,800      9.3125
     7/14/97      -1,000      8.9375         12/19/97       6,100      9.3125
     7/21/97      -1,950      8.9375         12/23/97       5,500       9.375
      8/5/97       4,100      8.9375         12/30/97         200         9.5
      8/8/97       5,900      8.9375         12/31/97       3,000       9.375
     8/11/97       4,100       8.875           1/2/98         300       9.375
     8/12/97         200       8.875           1/8/98       1,500       9.375
     8/13/97         100       8.875           1/9/98      -1,000       9.375
     8/14/97         300       8.875          1/12/98       4,800       9.375
     8/15/97       5,300       8.875          1/13/98       7,300       9.375
     8/22/97         500       8.875          1/14/98      10,900      9.4375
     8/25/97       1,100       8.875          1/15/98      16,100         9.5
     9/11/97         400       8.875          1/16/98       5,400         9.5
    10/07/97     -10,000      9.4375          1/20/98       2,300         9.5
    10/16/97       2,000       9.125          1/21/98       3,200         9.5
                                              1/22/98       1,000         9.5



          The above listed transactions have totaled 542,950 shares. The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
          Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BAT securities.

ITEM 7    Materials to be Filed as Exhibits
          Not applicable.


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Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                              Karpus Management, Inc.


February 10, 1998                             By: /s/George W. Karpus, Pres.
-----------------                                ----------------------------
         Date                                          Signature

                                                 George W. Karpus, President
                                                 ---------------------------
                                                       Name / Title